UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: July 3, 2018

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐              No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐              No ☒

Item 6 - Exhibits

The following exhibits are filed as part of this Report:

Exhibit Number	Description

4.1	Indenture, dated as of July 2, 2018, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee.

4.2	Second Supplemental Indenture, dated as of July 3, 2018, among Teekay Offshore Partners, L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016, AS AMENDED

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

•	REGISTRATION STATEMENT ON FORM F-3/A (NO. 333-221745) FILED WITH THE SEC ON JANUARY 4, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore G.P. L.L.C., its general partner

Date: July 3, 2018	By:	/s/ Edith Robinson
	Name:	Edith Robinson
	Title:	Secretary